Filed by Umpqua Holdings Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Umpqua Holdings Corporation

Commission File No.: 001-34624

Date: January 20, 2022

Below are excerpts of portions of the fourth quarter 2021 earnings call of Umpqua Holdings Corporation (“Umpqua”), held on January 20, 2022.

Cort Lane O’Haver, Umpqua – President & Chief Executive Officer: One final comment before passing to Ron. I’ve been talking about the growth opportunities ahead for Umpqua for a number of quarters, and our strong performance in the fourth quarter provides continued support for these remarks. The past few months production is a tremendous accomplishment in its own right, but it is all the more noteworthy as it demonstrates the intentional and successful separation of our growth initiatives from our integration planning activities related to our pending combination with Columbia. As we have previously disclosed, the integration management office was established to lead our integration and the IMO leadership team includes senior executive leadership from both Umpqua and Columbia. The IMO enables Umpqua’s bankers to have undisturbed focused on generating business and serving customers, and I remain highly enthusiastic that the growth prospects within our markets and the momentum from our banking teams will drive continued growth in 2022 that enables us to deliver shareholder value over the long term.

. . .

Jeffrey Allen Rulis, D.A. Davidson & Co. – Managing Director & Senior Research Analyst: Cort, you mentioned the pipeline down a little bit makes sense as you had a strong production quarter. Just wanted to kind of get a sense for the ‘22 outlook? And then on a related question, kind of how do you view the loan officer hires, given the news of the pending merger, do you kind of take that as, hey, we’re combining with another bank here and just the recruitment process that you would do if that changes any but to narrow that down, the expectations for ‘22 growth and then how you approach the hiring?

Cort Lane O’Haver, Umpqua – President & Chief Executive Officer: Jeff, let me—I’ll have Tory answer it in detail. Maybe just give you kind of a historical global answer, too. We’ve been, as we’ve talked about, and I think you’ve asked me before, kind of—we have been a bank of choice by bankers over the last certainly since Tory has been here and all the attracting of C&I lenders and then maybe prior to Tory when I created the real estate group, we’ve been a great shop for people looking to get out of bigger banks, banks we compete with now today as we’ve gotten to be over $30 billion. I don’t see that changing after our combination with Columbia. In fact, I think you probably heard Clint and I talk about, we seem to be an employer of choice as opposed to people who are going to flee from here because all my goodness gracious, we’re going through a merger. And I don’t see that changing from historical—from our historical perspective on the talent that we’ve been able to attract.

. . . But I just think the combined organization of being a $50 billion behemoth here in the Pacific Northwest that has not existed in the last 25, 30 years. It’s just a great opportunity for us to attract talent as opposed to be a place where people would flee and try to go down there. So Tory?

. .. .

Matthew Timothy Clerk, Piper Sandler & Co. – Managing Director & Senior Research Analyst: Okay. And then it sounds like there’s a lot of opportunities to hire producers out West, given all the disruption that’s taking place. But can you give us a sense for what percentage or however you want to measure it or quantify it, what percentage of your producers are locked up with the deal?

Cort Lane O’Haver, Umpqua – President and Chief Executive Officer: It’s been locked up, Matt.

Matthew Timothy Clerk, Piper Sandler & Co. – Managing Director & Senior Research Analyst: I mean with the acquisition in terms of retaining producers. So they can’t—it would hurt them to leave. Yes.

Cort Lane O’Haver, Umpqua – President & Chief Executive Officer: Percentage-wise, I don’t know if I got to percent on the top of my head. I’ll tell you, we obviously—with key employees look at all types of retention opportunities, whether it’s just cash or stock or the way we pay out incentives and yada yada yada. And we feel, like I mentioned before, very, very good about our retention prospects with our current staff, the ability to continue to attract. I think we’ve shown in more tumultuous hiring years or have been years in the last 4 or 5 since Tory has been here. I know you’ve been on the call, Matt, where we’ve been able to attract a lot of talent on some of the banks, some of our larger competitors because like Tory mentioned a few minutes ago, we have a great value proposition.

So I’m not naive to your question. Clearly, there’s disruption potentially with a merger. But once again, we are at $50 billion, there aren’t a lot of generalist commercial banks. In fact, there’s none in the Pacific Northwest that will be able to do what we do. And between that and then, yes, we do have retention tools in our back pocket that we will use. We feel very, very good about our ability to retain. And once again, hold me accountable for the growth. Hold me accountable.

. . .

Brandon Thomas King, Truist Securities, Inc. – Associate: I first wanted to touch on the merger cost savings of $135 million. It seems that you remain confident in achieving that or even above that amount. But I was wondering what kind of inflationary pressures could affect that number and if that has gone into any of the potential execution of achieving those cost savings?

Ronald L. Farnsworth, Umpqua – Executive Vice President & Chief Financial Officer: Brandon, good question. So overall, the $135 million remains our target. Internally, we’re targeting a number higher than that. But I’d say this on inflation, it’s not new this month, this quarter. It’s—we’ve been dealing with inflation for the last 1 year, 1.5 years on the back end of the pandemic. So when I look ahead into the future and I think about estimates and the accretion and the model math, et cetera, one of the benefits of having that higher internal target that we’re working towards will be to help offset if we do see continued outsized inflation running over the balance of the year.

. . .

Jared David Wesley Shaw, Wells Fargo Securities, LLC – Managing Director & Senior Equity Analyst: Okay. All right. That’s good. And then finally for me, just as we look at the integration time line and you have your integration office, what are some goalposts we should be looking for as analysts and investors, whether that’s events and time lines or metrics to sort of indicate a successful integration?

Cort Lane O’Haver, Umpqua – President & Chief Executive Officer: Well, first of all—Jared, it’s Cort. The guidance we have given when we made the announcement, we still feel comfortable with that guidance of closing the deal, I think, in the second quarter—late second quarter. I mean, guideline to guidepost, I mean, obviously, the shareholder vote for both companies is the middle next week. That would be one. And then ultimately, regulatory approval. And my opening comment, we’re still more than comfortable with the time line we’ve given. We’ve got great relationships with our regulators. Things are going great, and we anticipate getting the deal closed by mid-second quarter. And if any changes, we’d tell you.

Jared David Wesley Shaw, Wells Fargo Securities, LLC – Managing Director & Senior Equity Analyst: I guess I’m thinking maybe even after closing in terms of integrating the franchises, whether it’s growth targets or retention targets or things like that?

Cort Lane O’Haver, Umpqua – President & Chief Executive Officer: Yes. I think after we close, we would—whether we have NDR or some type of a road show or at the first earnings call, we would provide that guidance. Clearly, other milepost would be core conversion and things of that sort that are normal in mergers. But that is a great question. We are working on that. So we will be providing some of that clarity after we close the deal.

FORWARD-LOOKING STATEMENTS

This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of Umpqua and Columbia Banking System, Inc. (“Columbia”), the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. All statements other than statements of historical fact, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as “expect,” “anticipate,” “believe,” “intend,” “estimate,” “plan,” “target,” “goal,” or similar expressions, or future or conditional verbs such as “will,” “may,” “might,” “should,” “would,” “could,” or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: changes in general economic, political, or industry conditions; the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and Umpqua’s and Columbia’s respective businesses, results of operations, and financial condition; uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board or the effects of any declines in housing and commercial real estate prices, high or increasing unemployment rates, or any slowdown in economic growth particularly in the western United States; volatility and disruptions in global capital and credit markets; movements in interest rates; reform of LIBOR; competitive pressures, including on product pricing and services; success, impact, and timing of Umpqua’s and Columbia’s respective business strategies, including market acceptance of any new products or services and Umpqua and Columbia’s ability to successfully implement efficiency and operational excellence initiatives; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations; changes in laws or regulations; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement to which Umpqua and Columbia are parties; the outcome of any legal proceedings that may be instituted against Umpqua or Columbia; delays in completing the transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); the failure to obtain shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all; changes in Umpqua’s or Columbia’s share price before closing, including as a result of the financial performance of the other party prior to closing, or more generally due to broader stock market movements, and the performance of financial companies and peer group companies; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Umpqua and Columbia do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the ability to complete the transaction and integration of Umpqua and Columbia successfully; the dilution caused by Columbia’s issuance of additional shares of its capital stock in connection with the transaction; and other factors that may affect the future results of Umpqua and Columbia. Additional factors that could cause results to differ materially from those described above can be found in Umpqua’s Annual Report on Form 10-K for the year ended December 31, 2020 and its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2021, June 30, 2021 and September 30, 2021, which are on file with the Securities and Exchange Commission (the “SEC”) and available on Umpqua’s investor relations website, www.umpquabank.com, under the heading “Financials,” and in other documents Umpqua files with the SEC, and in Columbia’s Registration Statement on Form S-4, its Annual Report on Form 10-K for the year ended December 31, 2020 and its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2021, June 30, 2021 and September 30, 2021, which are on file with the SEC and available on Columbia’s website, www.columbiabank.com, under the heading “Financial Information” and in other documents Columbia files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Umpqua nor Columbia assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction (the “Transaction”), Columbia filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of Umpqua and Columbia and a prospectus of Columbia, which the SEC declared effective December 3, 2021. Umpqua and Columbia commenced mailing of the definitive joint proxy statement/prospectus to Umpqua’s and Columbia’s shareholders seeking certain approvals related to the Transaction on or about December 7, 2021. Umpqua and Columbia may also file other relevant documents concerning the Transaction with the SEC. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AS WELL AS THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Shareholders can obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Umpqua and Columbia, without charge, at the SEC’s website, www.sec.gov. Copies of these documents and the filings with the SEC incorporated by reference in these documents can also be obtained, without charge, by directing a request to Umpqua Holdings Corporation, Attention: Andrew Ognall, One SW Columbia Street, Suite 1200, Portland, OR 97204, 503-727-4100 or to Columbia Banking System, Inc., Attention: Investor Relations, P. O. Box 2156, MS 3100, Tacoma, WA 98401-2156, 253-471-4065.

PARTICIPANTS IN THE SOLICITATION

Umpqua, Columbia, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Umpqua and Columbia in connection with the Transaction under the rules of the SEC. Information regarding Umpqua’s directors and executive officers is available in Umpqua’s definitive proxy statement relating to its 2021 Annual Meeting of Shareholders, which was filed with the SEC on March 5, 2021, and other documents filed by Umpqua with the SEC. Information regarding Columbia’s directors and executive officers is available in Columbia’s definitive proxy statement relating to its 2021 Annual Meeting of Shareholders, which was filed with the SEC on April 12, 2021, and other documents filed by Columbia with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus relating to the Transaction. Free copies of this document may be obtained as described in the preceding paragraph.